EXHIBIT 4.29

Letter of Consent

I, Hu Wenjun (ID Card No.: 320204197107222328), am the duly married spouse of Ge Weiguo (ID Card No.: 320203196607100019). I hereby acknowledge, understand and agree that:

1. In accordance with the Equity Pledge Agreement he signed on September 23, 2013, Ge Weiguo pledges to Shanghai HJX Digital Technology Co., Ltd. 25% of the equity interest he holds in Beijing HJX Technology Development Co., Ltd. (“Beijing HJX Technology”) and in Shanghai HJX Electronic Technology Co., Ltd (“Shanghai HJX Electronic”), respectively.

2. In accordance with the provisions of the Exclusive Purchase Agreement entered into on September 23, 2013, Ge Weiguo irrevocably grants Shanghai HJX Digital Technology Co., Ltd. the right to at any time purchase or designate any third party to purchase all or part of the equity interest he holds in Beijing HJX Technology and Shanghai HJX Electronic and I have no objections against the above grant and its exercise.

3. In accordance with the Power of Attorney he signed on September 23, 2013, Ge Weiguo irrevocably grants Gao Weiji his shareholder’s voting right at the shareholders’ meetings of Beijing HJX Technology and Shanghai HJX Electronic, including but not limited with respect to the sale or transfer of all or any part of the equity interest he holds in Beijing HJX Technology and Shanghai HJX Electronic, and his right to vote on such matters as the designation or appointment of a director of the company at the shareholders’ meetings of Beijing HJX Technology andShanghai HJX Electronic.

4. I have no objections against the equity pledge, the exclusive right to purchase, and the setup, grant and exercise of the Power of Attorney as described above and acknowledge that I will not now or in the future assert any claims or take any actions that would oppose, prevent or hinder the exercise of any of the above rights.

Hu Wenjun
(Signature)

September 23, 2013